Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 333-262094

SoundHound Inc. Extends Partnership with Snap to Provide Auto Captioning

Snapchatters can add captions automatically to their Snaps

Santa Clara, CA, Feb. 10, 2022 - SoundHound Inc., a global leader in voice artificial intelligence, today announced it has expanded its partnership with Snap Inc. to provide auto captioning services for Snapchatter videos. SoundHound's advanced automatic speech recognition (ASR) software and ability to convert speech to text in real-time enables Snapchatters to automatically add a complete transcription of the audio portion of the Snaps they create.

SoundHound's Voice AI platform powers the conversational experience in brands such as Hyundai, Mercedes-Benz, Pandora, VIZIO, and Snap. The company recently expanded its market reach with agreements to make its advanced voice AI technology available to Android app developers using Qualcomm Technologies' Snapdragon Platforms and to operators adopting Netflix's Da Vinci solution for RDK-based set-top boxes. SoundHound is in the process of becoming a public company through its expected merger with Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPT subunits, which consist of one share of common stock and 1/4 of a warrant).

"We are thrilled to help Snapchat innovate with auto captions, making content accessible to more people," said James Hom, Co-founder and Vice President, Products at SoundHound Inc., "Our ongoing partnership to provide a variety of voice AI solutions is giving Snapchatters hands-free convenience, more options for creating and sharing content, and the ability to stay on-the-go while using the platform."

After a Snapchatter records a video, they simply tap the quote icon, found in the Toolbar on the right side of their screen. They also have the option to edit the captions, drag, resize, and rotate them. From there, they can send Snaps to friends or add to their Story.

Auto captions allow Snapchatters to watch Snaps in noisy environments and still get a sense of the audio. Including auto captions narrows the digital accessibility gap, while providing greater convenience for Snapchatters.

SoundHound's partnership with Snap Inc. extends back to June 2018, when its music discovery app became a launch partner for Snap Kit, Snapchat’s third-party integration platform for iOS and Android. Within the SoundHound app, Snapchatters can create a customizable music Snap containing song details, an exclusive animation, innovative effects, and a playback link. More recently, the two companies announced the availability of Voice Scan that allows Snapchatters to quickly find Lenses by using their voice.

About SoundHound Inc.

SoundHound Inc., a leading innovator of conversational intelligence, offers an independent voice AI platform that enables businesses across industries to deliver best-in-class conversational experiences to their customers. Built on proprietary Speech-to-Meaning® and Deep Meaning Understanding® technologies, SoundHound’s advanced voice AI platform provides exceptional speed and accuracy and enables humans to interact with products and services like they interact with each other—by speaking naturally. SoundHound is trusted by companies around the globe, including Hyundai, Mercedes-Benz, Pandora, Deutsche Telekom, Snap, VIZIO, KIA, and Stellantis. www.soundhound.com

In November 2021, the company entered into a definitive merger agreement with Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPU units, ATSPT subunits). If the transaction is consummated, the company expects to be publicly listed on Nasdaq under the symbol SOUN following the closing of the transaction.

About Archimedes Tech SPAC Partners Co.

Archimedes Tech SPAC Partners Co. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in the artificial intelligence, cloud services, and automotive technology sectors.

Shares of Archimedes’ common stock are currently trading on the Nasdaq Capital Market as part of Archimedes' subunits under the symbol “ATSPT,” with each subunit consisting of one share of the Archimedes’ common stock and ¼ warrant. A holder will only be able to retain the ¼ warrant underlying the subunit if the holder elects to retain the subunit through the consummation of Archimedes and SoundHound's merger. The subunits will not separate into shares of common stock and warrants until the consummation of Archimedes and SoundHound's merger.

Information and Where to Find It

This press release refers to a proposed transaction between Archimedes Tech SPAC Partners Co. ("Archimedes") and SoundHound. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The definitive proxy statement/prospectus will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes' stockholders in connection with the proposed transaction. Information about Archimedes' directors and executive officers and their ownership of Archimedes' securities is set forth in Archimedes' filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. SoundHound does not undertake any obligation to update any forward-looking statements, except as required by law.

Contact:

SoundHound, Inc.

Lisa Flattery

(408) 441-3294

PR@SoundHound.com